UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: March 1, 2010

Commission File Number: 001-13184

TECK RESOURCES LIMITED

(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia V6C 0B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                   Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited
(Registrant)

Date:	March 1, 2010	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee
Corporate Secretary

For Immediate Release 10-13-TR	Date: February 28, 2010

Teck Confirms no Damage to Chilean Mines

Vancouver, BC - Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) extends its deepest sympathies to the people of Chile in the aftermath of Saturday's devastating earthquake.

Teck's Chilean operations were not damaged, have been minimally affected, and are operating normally.

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, metallurgical coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.  Further information about Teck can be found at www.teck.com.

For further information, please contact:

Doug H. Horswill

Senior Vice President, Sustainability & External Affairs

Teck Resources Limited

Phone: 604-699-4369

Doug.Horswill@teck.com